Axos Q2 Fiscal 2022 Earnings Supplement



January 27, 2022

NYSE: AX



Net Loan Growth by Category for Second Quarter Ended December 31, 2021



$ Millions

		Q2 FY22	Q1 FY22	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,686	$3,685	1
	SF Warehouse Lending	596	656	(60)
Multifamily & Commercial Mortgage	Multifamily	2,017	2,007	10
	Small Balance Commercial	467	451	16
Commercial Real Estate	CRE Specialty	3,735	3,355	380
	Lender Finance RE	122	138	(16)
Commercial & Industrial Non-RE	Lender Finance Non RE	742	622	120
	Equipment Leasing	96	100	(4)
	Asset-Based Lending	793	517	276
Auto & Consumer	Auto	417	385	32
	Unsecured / OD	62	62	0
Other	PPP	20	40	(20)
	Other	3	3	0
Loans		$12,756	$12,021	$735

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Liability (UCL)

($ in millions)

	ACL	UCL



Allowance for Credit Losses (ACL) by Loan Category as of December 31, 2021

axos™

$ Millions

Loans	Loan Balance	ACL $	ACL %
Single Family - Mortgage and Warehouse	$4,281.6	$25.6	0.60%
Multifamily & Commercial Mortgage	2,483.9	13.6	0.55%
Commercial Real Estate	3,857.4	67.6	1.75%
Commercial & Industrial Non-RE	1,631.8	22.7	1.39%
Auto & Consumer	478.6	10.9	2.28%
Other	22.3	0.1	0.27%
	$12,755.6	$140.5	1.10%

Credit Quality



No Loans in Forbearance

9/30/2021	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$4,341.2	$0.0	0.00%	$111.3	2.56%
Multifamily and Commercial Mortgage	2,458.2	0.0	0.00%	6.9	0.28%
Commercial Real Estate	3,492.9	0.0	0.00%	15.5	0.44%
Commercial & Industrial - Non-RE	1,239.4	0.0	0.00%	0.0	0.00%
Auto & Consumer	446.6	0.0	0.00%	0.4	0.09%
Other	42.7	0.0	0.00%	0.0	0.00%
Total	$12,021.0	0.0	0.00%	$134.1	1.12%

12/31/2021	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$4,281.6	$0.0	0.00%	$122.3	2.86%
Multifamily and Commercial Mortgage	2,483.9	0.0	0.00%	7.7	0.31%
Commercial Real Estate	3,857.4	0.0	0.00%	15.2	0.40%
Commercial & Industrial - Non-RE	1,631.8	0.0	0.00%	0.0	0.00%
Auto & Consumer	478.6	0.0	0.00%	0.6	0.13%
Other	22.3	0.0	0.00%	0.1	0.25%
Total	$12,755.6	0.0	0.00%	$145.9	1.14%

Change at 12/31/21 from 9/30/21	Loans O/S	Loans in Forbearance or Deferral		NPAs	
Single Family-Mortgage & Warehouse	-$59.6	$0.0		$11.0	
Multifamily and Commercial Mortgage	25.7	0.0		0.8	
Commercial Real Estate	364.5	0.0		-0.3	
Commercial & Industrial - Non-RE	392.4	0.0		0.0	
Auto & Consumer	32.0	0.0		0.2	
Other	-20.4	0.0		0.1	
Total	$734.6	0.0		$11.8	

Contact Information



Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP–Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com